EXHIBIT 99.1

Asia Pacific Wire & Cable Corporation Ltd. Reports certain Financial Results for the First Six Months 2018

TAIPEI, Taiwan, Aug. 28, 2018 (GLOBE NEWSWIRE) -- Asia Pacific Wire & Cable Corporation Limited (NASDAQ: APWC) (“APWC” or the "Company"), a leading manufacturer of wire and cable products for the telecommunications and electric-power industries in the Asia-Pacific region, today announced the Company's financial results for the six months ended June 30, 2018. Unless otherwise indicated, all data are reported in US dollars at the exchange rate prevailing on the date of the event or result reported.

First Six Months 2018 Financial Results (Ended June 30, 2018)

	First Six Months 2018	First Six Months 2017	CHANGE
Revenues	$217.3 million	$182.8 million	18.9%
Gross Profit	$19.2 million	$13.9 million	38.5%
Net Income	$1.8 million	$5.0 million	(63.0)%
EPS(1)	$0.13	$0.36	(63.9)%

(1)The calculation of the earnings per share is based on 13,819,669 and 13,819,669 basic and diluted weighted common shares issued and outstanding for the six months ended June 30, 2018 and 2017, respectively.

First Six Months 2018 Results

Gross revenues for the six months ended June 30, 2018 were $217.3 million, an increase of 18.9% from $182.8 million in the prior year. The increase was primarily attributable to revenue increases in all regions for the Company. Revenue in the Thailand region increased 24.2%, with net revenue increasing by 13.7% in local currency and by 24.2% in US Dollars, the former primarily due to the rise in the copper price and the growth in deliveries of aluminum products in Q2 2018, and the latter because of the appreciation in the Thai Baht by 8.5% compared to the comparable period in 2017. Revenues in the Company's North Asia region increased by 24.7%, primarily due to the increase in the copper price so far in 2018 and because of the resumption of Shanghai Yayang Electric’s (“SYE”) operations that were subject to partial temporary shutdown in 2017 for upgrading to meet environmental regulations.  Revenues in the Company's Rest of World (“ROW”) region increased by 18.9%. Australia Pacific Electric Cable Pty. Ltd.’s (“APEC”) revenue increased by 36.9% in local currency due to an increase in sales, but the revenue growth was offset by a 9.1% decrease in Sigma Cable Company (Private) Limited’s ("SCC") revenue in local currency due to intensified market competition. Appreciation of the local currency was another reason for the revenue growth in USD, against which the Singapore dollar appreciated by 5.48% and the Australian dollar by 2.15% compared to the same period in 2017. The Company's North Asia region includes China and Hong Kong; the Thailand region contains the operations and sales inside Thailand; the ROW region includes Singapore, Australia and the other markets where APWC has operations or sales outside of the Thailand region and North Asia region.

The gross profit for the six months ended June 30, 2018, increased by 38.5% to $19.2 million from $13.9 million in the same period last year. Gross margin increased by 16.6% from 7.6% in 2017 to 8.86% this year, primarily due to an increase in higher margin Thailand government projects and due to the gain on sales of scrap in 2018 in the North Asia region. These increases were partially offset by a decrease in the ROW region due to intensified competition and an increase in the copper price, which eroded the margin of SCC as more than 60% of its sales were booked for mid- and long-term projects with predetermined selling prices.

Selling, general and administrative expenses for the first half of 2018 were $12.8 million, compared to $12.1 million reported for the comparable period in 2017. Operating income was $6.8 million, compared to operating income of $7.2 million in 2017.

Net income attributable to APWC shareholders was $1.8 million for the six months ended June 30, 2018, compared to net income of $5.0 million for the first six months of 2017. Net income per share was $0.13 in the first six months of 2018, while net income per share was $0.36 for the comparable period in 2017. The decrease in net income was primarily attributable to the decrease in other operating income, which resulted from the sale of land use rights and buildings of the Company’s Ningbo subsidiary in 2017.  The decrease in net income was partially caused by a decrease in exchange gain in 2018 compared to the same period in 2017. The weighted average number of shares issued and outstanding was 13.8 million for each of the six months ended June 30, 2018 and 2017.

Financial Condition
APWC reported $52.4 million in cash and cash equivalents as of June 30, 2018, compared to cash and cash equivalents of $46.1 million as of December 31, 2017.

Current assets totaled $271.6 million as of June 30, 2018, compared to $283.0 million as of December 31, 2017. Working capital was $180.4 million as of June 30, 2018. Short-term bank loans were $34.9 million at June 30, 2018, a decrease from $41.2 million at the end of 2017. The Company had no long-term debt outstanding at June 30, 2018. Shareholder's equity attributable to APWC was $151.2 million as of June 30, 2018, compared to $153.3 million as of December 31, 2017.

APWC reported $18.9 million in cash inflows from operations during the six months ended June 30, 2018, compared to cash outflows from operations of $20.3 million in the corresponding period in 2017. The increase in cash inflows was the result of a decrease of trade receivable and inventory and an increase of trade payable. The Company used $2.3 million from investing activities during the six months ended June 30, 2018, compared to $7.1 million cash generated in the same period of 2017. The difference was primarily attributable to the disposal of land use rights and buildings associated with its facilities at Ningbo, China in 2017. APWC had $8.0 million in outflows from financing activities during the six months ended June 30, 2018, compared to $11.2 million generated in the same period of 2017. The cash outflows were mainly due to the increase in the repayment of bank loans.

We encourage shareholders to visit the Company's website for further information (www.apwcc.com). Information on the Company's website or any other website does not constitute a portion of this release.

About Asia Pacific Wire & Cable Corporation

Asia Pacific Wire & Cable Corporation is principally engaged in the manufacture and distribution of telecommunications (copper and fiber optic) and power cable and enameled wire products in the Asia Pacific region, primarily in Thailand, China, Singapore and Australia. The Company manufactures and distributes its own wire and cable products and also distributes wire and cable products ("Distributed Products") manufactured by its principal shareholder, Pacific Electric Wire & Cable Company, a Taiwanese company ("PEWC"). The Company also provides project engineering services in the supply, delivery and installation ("SDI") of power cables to certain of its customers.

Safe Harbor Statement

This release contains certain "forward-looking statements" relating to the Company, its business, and its subsidiary companies. These forward looking statements are often identified by the use of forward-looking terminology such as "believes", "anticipates", "expects" or similar expressions. Such forward looking statements involve known and unknown risks and uncertainties that may cause actual results to be materially different from those described herein as anticipated, believed, estimated or expected. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company's periodic reports that are filed with the Securities and Exchange Commission and available on its website (www.sec.gov). All forward-looking statements attributable to the Company or to persons acting on its behalf are expressly qualified in their entirety by these factors other than as required under the securities laws. The Company does not assume a duty to update these forward-looking statements.

Contact:
Investor Relations Contact:
Asia Alpha Investor Relations
Lisa A. Gray
Partner & Senior Account Manager
Phone: +1-212-989-9899
Email: lisa@asiaalphair.com
Web:  https://asiaalphair.com/

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
CONSOLIDATED INCOME STATEMENTS
(Unaudited)
(Amounts in thousands of US Dollars, except share data)

	For the six months
	ended June 30, (Unaudited)
	2018	2017
Sales of goods / services	$217,315	$182,793
Cost of sales	(198,070)	(168,900)
Gross profit	19,245	13,893

Other operating income	377	5,520
Selling, general and administrative expenses	(12,812)	(12,065)
Other operating expenses	(38)	(124)
Operating income	6,772	7,224

Finance costs	(687)	(527)
Finance income	258	669
Share of loss of associates	(1)	(1)
Exchange gain	67	1,644
Other income	495	0
Other expense	0	(549)
Profit before tax	6,904	8,460

Income tax expense	(2,413)	(2,089)

Profit for the year	$4,491	$6,371

Attributable to:
Equity holders of the parent	1,848	5,000
Non-controlling interests	2,643	1,371
Basic and diluted earnings per share	$0.13	$0.36
Basic and diluted weighted average common shares outstanding	13,819,669	13,819,669

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(Unaudited)
(Amounts in thousands of US Dollars, except share data)

	For the six months
	ended June 30, (Unaudited)
	2018	2017
Profit for the year	$4,491	$6,371
Other comprehensive income
Other comprehensive income to be reclassified to profit or loss in subsequent periods:
Exchange differences on translation of foreign operations, net of tax of $0	(4,816)	9,308

Net gain on available-for-sale financial assets	(288)	566
Income tax effect	58	(113)
	(230)	453

Other comprehensive income not to be reclassified to profit or loss in subsequent periods:
Re-measuring losses on defined benefit plans	32	(58)
Income tax effect	(6)	12
Defined benefit pension plan, net of tax	26	(46)

Other comprehensive (loss)/profit for the period, net of tax	(5,020)	9,715

Total comprehensive (loss)/profit for the period, net of tax	(529)	16,086
Attributable to:
Equity holders of the parent	661	11,615
Non-controlling interests	(1,190)	4,471
	$(529)	$16,086

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In thousands of US Dollars, except share data)

	As of June 30, 2018 (Unaudited)	As of December 31, 2017 (Audited)

ASSETS
Current assets:
Cash and cash equivalents	$52,439	$46,093
Other current financial assets – at fair value through profit or loss	315	0
Trade receivables	96,520	112,403
Other receivables	9,022	9,509
Contract assets - current	1,027	0
Due from related parties	11,153	13,354
Inventories	95,159	97,205
Gross amounts due from customers for contract work-in-progress	0	162
Prepayments	1,340	1,244
Other current assets	4,642	3,057
	271,617	283,027
Non-current assets
Other non-current financial assets – available for sale	0	2,747
Other non-current financial assets at fair value through other comprehensive income	2,540	0
Property, plant and equipment	41,341	42,326
Prepaid land lease payments	1,032	1,067
Investment properties	732	763
Intangible assets	126	138
Investments in associates accounted for using the equity method	846	861
Other non-current assets	1,308	892
Deferred tax assets	3,004	3,022
	50,929	51,816
Total assets	$322,546	$334,843

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In thousands of US Dollars, except share data)

	As of June 30, 2018 (Unaudited)	As of December 31, 2017 (Audited)

Current liabilities:
Interest-bearing loans and borrowings	$34,908	$41,151
Trade and other payables	29,409	28,850
Contract liabilities - current	77	0
Due to related parties	4,093	5,805
Due to immediate holding company	1,537	1,537
Other current financial liabilities at fair value through profit or loss	0	139
Accruals	12,979	15,246
Current tax liabilities	4,018	4,536
Employee benefit liability	573	877
Financial lease liabilities	51	36
Provisions for employee benefit	454	456
Onerous contracts provisions	340	555
Dividend payable	553	524
Other current liabilities	2,188	1,563
	91,180	101,275

Non-current liabilities
Employee benefit liability	7,850	7,416
Financial lease liabilities	69	42
Provisions for employee benefit	106	130
Other non-current liabilities	12	0
Deferred tax liabilities	3,306	3,154
	11,343	10,742
Total liabilities	102,523	112,017

Equity
Issued capital	138	138
Additional paid-in capital	110,376	110,376
Treasury shares	(38)	(38)
Retained earnings	55,042	53,350
Other components of equity	(14,328)	(10,498)
Equity attributable to equity holders of the parent	151,190	153,328
Non-controlling interests	68,833	69,498
Total equity	220,023	222,826
Total liabilities and equity	$322,546	$334,843

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)
(In thousands of U.S. Dollars)
	For the six months
	ended June 30, (Unaudited)
	2018	2017
Net cash provided by/(used in) operating activities	$18,949	($20,297)
Net cash (used in)/provided by investing activities	(2,263)	7,090
Net cash (used in)/provided by financing activities	(8,035)	11,156
Effect of exchange rate changes on cash and cash equivalents	(2,305)	2,691
Net increase in cash and cash equivalents	6,346	640
Cash and cash equivalents at the beginning of the period	46,093	48,231
Cash and cash equivalents at the end of the period	$52,439	$48,871